SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from September 1, 2001 to December 31, 2001

Commission File Number: 0-18859

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

101 Park Avenue

Oklahoma City, Oklahoma 73102

SONIC CORP. SAVINGS AND PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001 AND AUGUST 31, 2001

FINANCIAL STATEMENTS:

Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 2001 and August 31, 2001

Statements of Changes in Net Assets Available for Benefits for the period from September 1, 2001 through December 31, 2001, and the year ended August 31, 2001

Notes to Financial Statements as of December 31, 2001 and August 31, 2001

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2001

All other schedules required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor have been omitted since they are not applicable.

Report of Independent Public Accountants

To the Plan Administrator of the

Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2001, and the related statements of changes in net assets available for benefits for the period from September 1, 2001 through December 31, 2001.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from September 1, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Oklahoma City, Oklahoma

April 19, 2002

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of August 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Oklahoma City, Oklahoma

January 29, 2002

SONIC CORP. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND AUGUST 31, 2001

	December 31,	August 31,
	2001	2001
CASH	$99,993	$70,642

INVESTMENTS	7,788,001	7,734,176

RECEIVABLES:
Contributions—
Participants	26,040	31,714
Employer	15,867	19,266
Accrued interest	1,985	2,480

Total receivables	43,892	53,460

Net assets available for benefits	$7,931,886	$7,858,278

The accompanying notes are an integral part of these financial statements.

SONIC CORP. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM SEPTEMBER 1, 2001 THROUGH DECEMBER 31, 2001

AND THE YEAR ENDED AUGUST 31, 2001

	For the Period From September 1, 2001 Through December 31, 2001	For the Year Ended August 31, 2001
ADDITIONS:
Investment income (loss)—
Net appreciation (depreciation) in fair value of investments	$257,659	$(1,975,176)
Interest and dividends	67,292	599,001

Total investment income (loss)	324,951	(1,376,175)

Contributions—
Participants	306,759	1,209,291
Employer	184,174	485,799

Total contributions	490,933	1,695,090

Total additions	815,884	318,915

DEDUCTIONS:
Benefit payments	742,276	308,645

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	73,608	10,270

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	7,858,278	7,848,008

End of period	$7,931,886	$7,858,278

The accompanying notes are an integral part of this financial statement.

SONIC CORP. SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND AUGUST 31, 2001

1. DESCRIPTION OF THE PLAN:

General

The Sonic Corp., Savings and Profit Sharing Plan (the “Plan”), is a defined contribution plan covering substantially all employees of Sonic Corp. (the “Employer”), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in Section 2.02 of the Plan agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Reference should be made to the Plan agreement for more complete information.

Effective December 31, 2001, the Plan adopted a new plan document, changed administrators, and changed certain investment options available under the Plan.  The provisions under the new plan document are substantially the same as those in effect at August 31, 2001.  The Plan also changed its fiscal year-end from August 31, to December 31.

Contributions

Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which totaled $6,121 at December 31, 2001 and $390,759 at August 31, 2001.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers ten mutual funds and the Company’s common stock as investment options for participants.  The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the period from September 1, 2001 through December 31, 2001, and for the year ended August 31, 2001, respectively.  Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors.  Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant compensation or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce plan expenses, then future Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after six years of credited service.  Participants who are employed as of December 31, 2001, will be credited with a year of service towards vesting for the period of September 1, 2001 through December 31, 2001.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.

Amounts Due to Participants

As of December 31, 2001 and August 31, 2001, there were no participants that had terminated and requested a distribution and had not received payment of the distribution.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant with an account balance in excess of $5,000 may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Forfeited Accounts

Included in the Plan assets at December 31, 2001 and August 31, 2001, were $10,570 and $49,176, respectively, of unallocated forfeited nonvested accounts.

Administration

The Plan is administered by the Company.  Administrative expenses incurred by the Plan are paid by the Company.  During the period from September 1, 2001 through December 31, 2001 and for the year ended August 31, 2001, administrative expenses paid by the Company totaled $19,400 and $44,879, respectively.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefits paid to participants are recorded when paid.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and nonforfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at December 31, 2001 and August 31, 2001.  The Company’s common stock is valued at its published market price.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Related Party Transactions

Certain Plan investments are shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3. INVESTMENTS:

The Plan’s investments are held by BancOklahoma Trust Company.  The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31, 2001	August 31, 2001
American Performance Cash Management Fund	$448,517	$416,247
AIM Constellation Fund	1,174,068	1,109,615
AIM Value Fund	784,840	790,507
American AAdvantage Balanced Fund	807,197	1,121,582
Federated Max Cap Fund	1,219,338	1,195,592
Neuberger & Berman Guardian Trust Fund	879,897	841,269
Sonic Corp. common stock	1,349,821	1,135,988

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the period from September 1, 2001 through December 31, 2001, and the year ended August 31, 2001, as follows:

	For the Period From September 1, 2001 Through December 31, 2001	For the Year Ended August 31, 2001
Mutual funds	$43,963	$(2,250,077)
Sonic Corp. common stock	213,696	274,901

	$257,659	$(1,975,176)

4. INCOME TAX STATUS:

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SONIC CORP. SAVINGS AND PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 73-1371046

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

(a)*	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	American Performance Cash Management Fund	448,517 shares	$448,517
*	American Performance Intermediate Bond Fund	29,093 shares	305,474
	AIM Constellation Fund	53,125 shares	1,174,068
	AIM Value Fund	72,202 shares	784,840
	AIM Balanced Fund	3,857 shares	100,058
	American Century International Growth Fund	16,939 shares	135,000
	American AAdvantage Balanced Fund	67,266 shares	807,197
	Federated Max Cap Fund	52,490 shares	1,219,338
	Newberger & Berman Guardian Trust Fund	77,252 shares	879,897
	Vanguard Growth & Income Fund	9,481 shares	267,370
	Sonic Corp.	37,495 shares	1,349,821
*	Participant Loans	Participant loans, interest rates from 6.0% to 10.5%	316,421

	Total assets held for investment		$7,788,001

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

	By:	/s/ Nancy L. Robertson
Nancy L. Robertson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee

Date: May 23, 2002